UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Zovio Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

98979V102

(CUSIP Number)

Michael P. Cole

SevenSaoi Capital, LLC

1165 North Clark Street, 4th Floor

Chicago, Illinois 60610

(773) 938-6307

Michael R. Neidell, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 18, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98979V102

1	NAME OF REPORTING PERSON

SEVENSAOI CAPITAL PARTNERS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,664,837
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,664,837
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,664,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 98979V102

1	NAME OF REPORTING PERSON

SEVENSAOI CAPITAL PARTNERS IIA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		352,928
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

352,928
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

352,928
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 98979V102

1	NAME OF REPORTING PERSON

SEVENSAOI CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,017,765
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,017,765
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,017,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 98979V102

1	NAME OF REPORTING PERSON

MICHAEL P. COLE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,017,765
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,017,765
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,017,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 98979V102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares owned by each of SevenSaoi Partners II and SevenSaoi Partners IIA were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,664,837 Shares beneficially owned by SevenSaoi Partners II is approximately $6,859,128, excluding brokerage commissions, and the aggregate purchase price of the 352,928 Shares beneficially owned by SevenSaoi Partners IIA is approximately $2,932,948, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each Reporting Person is based upon 30,267,821 Shares outstanding as of October 25, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2019.

As of the close of business on December 4, 2019, SevenSaoi Partners II beneficially owned 1,664,837 Shares, constituting approximately 5.5% of the outstanding Shares. SevenSaoi Capital, as the managing member of SevenSaoi Partners II, and Mr. Cole, as the managing member of SevenSaoi Capital, may be deemed to beneficially own the Shares owned by SevenSaoi Partners II.

As of the close of business on December 4, 2019, SevenSaoi Partners IIA beneficially owned 352,928 Shares, constituting approximately 1.2% of the outstanding Shares. SevenSaoi Capital, as the managing member of SevenSaoi Partners IIA, and Mr. Cole, as the managing member of SevenSaoi Capital, may be deemed to beneficially own the Shares owned by SevenSaoi Partners IIA.

(b)       SevenSaoi Partners II, SevenSaoi Capital and Mr. Cole have the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the 1,664,837 Shares held by SevenSaoi Partners II. SevenSaoi Partners IIA, SevenSaoi Capital and Mr. Cole have the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the 352,928 Shares held by SevenSaoi Partners IIA.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(c)       The transactions in the Shares on behalf of SevenSaoi Partners II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference. None of the other Reporting Persons has entered into any transactions in the Shares since the filing of the Schedule 13D.

6

CUSIP No. 98979V102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2019

SEVENSAOI CAPITAL PARTNERS II, LLC

By:	SevenSaoi Capital, LLC, its managing member

By:	/s/ Michael P. Cole
	Name:	Michael P. Cole
	Title:	Managing Member

SEVENSAOI CAPITAL PARTNERS IIA, LLC

By:	SevenSaoi Capital, LLC, its managing member

By:	/s/ Michael P. Cole
	Name:	Michael P. Cole
	Title:	Managing Member

SEVENSAOI CAPITAL, LLC

By:	/s/ Michael P. Cole
	Name:	Michael P. Cole
	Title:	Managing Member

/s/ Michael P. Cole
MICHAEL P. COLE

7

CUSIP No. 98979V102

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

SEVENSAOI CAPITAL PARTNERS II, LLC

4,486	1.5171 [1]	10/29/19
10,697	1.5587 [2]	10/30/19
36,395	1.9750 [3]	11/01/19
22,634	2.2258 [4]	11/04/19
13,091	2.5804 [5]	11/05/19
25,946	2.3915 [6]	11/06/19
26,854	2.4417 [7]	11/07/19
40,885	2.3097 [8]	11/08/19
12,589	2.2968 [9]	11/11/19
44,345	2.3487 [10]	11/12/19
20,488	2.2496 [11]	11/13/19
7,380	2.3125 [12]	11/14/19
14,664	2.3674 [13]	11/15/19
27,516	2.2938 [14]	11/18/19
16,382	2.1749 [15]	11/19/19
9,925	2.1651 [16]	11/20/19
37,910	2.0505 [17]	11/21/19
8,592	2.0973 [18]	11/22/19
5,877	2.1035 [19]	11/25/19
9,821	2.1723 [20]	11/26/19
5,879	2.0873 [21]	11/27/19
8,775	2.0207 [22]	12/02/19

1 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.51 to $1.56 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

2 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.50 to $1.59 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

3 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.85 to $1.99 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

CUSIP No. 98979V102

4 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.19 to $2.25 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

5 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.50 to $2.59 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

6 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.18 to $2.47 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

7 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.38 to $2.55 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

8 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.26 to $2.39 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

9 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.26 to $2.32 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

10 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.28 to $2.40 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

11 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.21 to $2.27 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

12 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.22 to $2.43 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

CUSIP No. 98979V102

13 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.30 to $2.39 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

14 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.21 to $2.36 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

15 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.16 to $2.20 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

16 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.12 to $2.22 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

17 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.01 to $2.08 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

18 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.06 to $2.12 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

19 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.05 to $2.15 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

20 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.13 to $2.21 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

21 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.04 to $2.10 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

22 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.01 to $2.04 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.